SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                     SCHEDULE 13D

       Under the Securities Exchange Act of 1934
                 (Amendment No.  8  )*

                    Lomak Petroleum, Inc.

                   (Name of Issuer)

                          Common Stock


            (Title of Class of Securities)

                            541509105


                    (CUSIP Number)



                   Peter E. Lorenzen
                Snyder Oil Corporation
                    777 Main Street
                      Suite 2500
                 Fort Worth, TX  76102
                      (817) 338-4043

    (Name, Address, and Telephone Number of Person
   Authorized to Receive Notices and Communications)

                       March 18, 1994
       (Date of Event which Requires Registrant
                  of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            (Continued on following pages)
                   Page 1 of 3 Pages
CUSIP No. 541509105        13D
 Page  2  of  3  Pages

1  Name of Reporting Person

   S.S. or I.R.S. Identification No. of Above Person

   Snyder Oil Corporation

     I.R.S. Identification No. 75-2306158


2  Check the Appropriate Box if a Member of a Group*  (a)


                                                      (b)


3  SEC USE ONLY



4  Source of Funds*

            NA


5  Check Box if Disclosure of Legal Proceedings is
Required
   Pursuant to Items 2(d) or 2(e)



6  Citizenship or Place of Organization

             Delaware

                7 Sole Voting Power

    Number of       456,772

     Shares
  Beneficially  8 Shared Voting Power

    Owned By          0

     Each
    Reporting   9 Sole Dispositive Power

     Person         456,772

      With
                10  Shared Dispositive Power

                      0


11 Aggregate Amount Beneficially Owned by Each Reporting

   Person

              456,772


12 Check Box if the Aggregate Amount in Row (11) Excludes

   Certain Shares*


13 Percent of Class Represented by Amount in Row (11)

              5.2%


14 Type of Reporting Person*

        CO



         *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 5.   Interest in Securities of the Issuer.

Item 5 is amended to add the following:

During the past 60 days, SOCO has sold 115,000 shares of Common
Stock of the Issuer as follows:

                     Number of            Price
Date                Shares Sold         Per Share
3/14/94               25,000              $8.50
3/15/94               30,000               8.50
3/18/94               60,000               8.50

Afer giving effect to such sales, SOCO holds with sole voting and dispositive power 456,772 shares of Common Stock, representing approximately 5.2% of the 8,841,072 shares of Common Stock as reported by the Issuer in its Annual Report on Form 10-K for its fiscal year ended December 31, 1993.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATE:  March 25, 1994
                                        SNYDER OIL CORPORATION




                                             /s/ Peter E. Lorenzen
                                        By:
                                             Peter E. Lorenzen
                                             Vice President